BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville, IN 47710

                                                                                                                        June 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:     Terence O’Brien

                        Tracey Smith
                        Al Pavot

            RE:       Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

Response dated May 25, 2012

File No. 33-75706-01

Dear Mr. O’Brien, Ms. Smith and Mr. Pavot:

Please find below the responses of Berry Plastics Corporation (“we,” “us,” “our” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of May 31, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).  Our response below is set forth underneath the italicized comment reproduced from your letter.

1.      As noted in our prior comments, we believe that your disclosures are materially deficient and require an amendment to your fiscal year 2011 Form 10-K to provide readers with sufficient information that clearly explains the material factors that led to the recognition of the impairment charge along with the future implications to your business and cash flows. Please refer to comments 2, 5 and 7 in our letter dated March 14, 2012. Further, we continue to believe that significant revisions are necessary to provide readers with more informative narrative explanations of your financial statements within MD&A. Please refer to comments 3 and 4 in our letter dated March 14, 2012. Finally, we note the changes you intend to make to your condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-X. As the revisions materially change total current assets, total current liabilities, operating cash flows and financing cash flows for the parent and guarantor subsidiaries, we request that you restate the corresponding footnotes in your fiscal year 2011 Form 10-K and subsequent Forms 10-Q, to properly reflect intercompany receivables and payables in the condensed consolidating balance sheets and properly reflect the cash management activities between the parent, guarantor subsidiaries and non-guarantor subsidiaries in the condensed consolidating cash flow statements.

Management Discussion and Analysis

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will amend its Form 10-K to modify the disclosures of our recent impairment charge within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) sections of our amended Form 10-K consistent with the disclosure previously reviewed by the Staff in connection with its review of our Form 10-K.  In addition, in such amendment of the Form 10-K and in subsequent Quarterly Reports on Form 10-Q, we will revise the Company’s MD&A disclosure with respect to comments 3 and 4 from your letter dated March 14, 2012 consistent with the disclosure previously reviewed by the Staff in connection with its review of our Form 10-K.

Condensed Consolidating Financial Statements Footnote

We acknowledge the Staff’s comment and respectfully advise the Staff that in connection with the aforementioned amendments, the Company proposes to revise the condensed consolidating financial information disclosed in footnote 14 to the financial statements included in our Form 10-K and respective footnotes in our Quarterly Reports on Form 10-Q.  The revised footnote that the Company intends to include in the amended Form 10-K is included as Attachment A to this letter.

We acknowledge the revisions to the guarantor footnote disclosure are quantitatively significant in relation to the amounts shown in the guarantor footnote in the as-filed Form 10-K.  However, as explained below, the Company does not believe that these changes are material to our investors or the readers of our financial statements such that a restatement would be warranted.  The changes in the guarantor footnote relate to the presentation of intercompany activity on the condensed supplemental balance sheets and in the condensed supplemental statements of cash flows.  They have no effect on the condensed supplemental statements of operations or any non-intercompany transactions or balances.  In addition, the changes between the Parent Company and the Guarantor subsidiaries represent the majority of the changes in the disclosure. These entities collectively secure our outstanding indebtedness and we believe are viewed collectively by our investors.

In  dealings with our investors and analysts, we focus on and present the consolidated results of the Company.  We focus on our consolidated results because (1) greater than 90% of our total assets, total sales and total cash flows come from our U.S. operations which comprise the Parent Company and Guarantor subsidiaries, (2) our free cash flow is generated almost entirely from the Parent Company and Guarantor subsidiaries and (3) it is our consolidated earnings that are the basis of measuring covenant compliance.   While we regularly receive questions and comments from investors and analysts in regards to our consolidated financial statements, we have not received questions related to the separate parent, guarantor or non-guarantor columns in the condensed supplemental financial statements.

To help confirm our understanding that it is our consolidated results on which our investors focus, we contacted one of our largest bondholders and a long-time analyst of the Company. In our discussions, each stated that they only review our financials at the consolidated level, as they do not consider the non-guarantor information material.  We also specifically asked each if in the future they were to focus on these separately, whether the distinction between the Parent and Guarantor would be meaningful, and each confirmed that they would see no distinction between the Parent and the Guarantor as they collectively secure and guarantee the Company’s indebtedness.  This discussion is consistent with other feedback we have received from our investors and analysts and is logical given that our foreign non-guarantor subsidiaries are immaterial to our financial position, statement of operations, cash flows and liquidity and the sole activity of our only domestic non-guarantor subsidiary has been to buy back debt securities of the Company from third parties in open market transactions.  It is also consistent with discussions we have had with investment bankers, investors and analysts while in the process of selling debt securities.  Unlike typical Parent Company-Guarantor structures, our Parent Company has operations that generate cash flows from operations, and therefore our investors cannot look at the Guarantor subsidiaries or Parent Company in isolation. Rather, they evaluate both together to get a full understanding of the financial position, operations and cash flows that guarantee and secure our debt securities.

Evaluation of Materiality

In evaluating the effect of the error on the historical financial statements, we’ve considered whether the misstatement in our guarantor footnote disclosure is “material” in relation to the consolidated financial statements taken as a whole, in order to determine whether our historical consolidated financial statements are materially misstated.

As noted in Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”), a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. As noted in SAB 99, “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the evaluation of the materiality of an error does not rely exclusively on numerical or percentage thresholds but on the total mix of information available. The concept used in the courts and in SAB 99 is similar in substance to the concept used in the accounting literature in Concepts Statement No. 2 where the Financial Accounting Standards Board (“FASB”) stated the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Both the SEC Staff and FASB, in their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality. It is under these principles that we are making our materiality assessment in light of the surrounding facts and circumstances and considering the total mix of information. We believe the concept of “total mix” applies regardless of the magnitude of the misstatement, although the relative size of a misstatement is certainly a factor when determining the materiality of a misstatement. This concept is consistent with views expressed by the U.S. Supreme Court in TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976), SAB 99 and more recently in the Final Report of the Advisory Committee on Improvements to Financial Reporting to the SEC.

Accordingly, we have approached this analysis from both a quantitative and qualitative perspective, including those factors discussed in SAB 99 and SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

We have considered qualitative factors enumerated in SAB 99, as well as other qualitative factors that we believe are meaningful to analysts and investors. Our analysis of those qualitative factors is presented below.

Factors enumerated in SAB 99

•         Does the misstatement arise from an item capable of precise measurement or arise from an estimate and, if so, the degree of imprecision inherent in the estimate?

o   Analysis: Yes, this is capable of precise measurement.

•         Does the misstatement mask a change in earnings or other trends?

o   Analysis: No, these errors do not impact the Company’s consolidated earnings or the earnings reported in the Parent, Guarantor subsidiaries or Non-guarantor subsidiaries columns. Further,

these errors only impact to the presentation of intercompany activity and do not change the consolidated trend in cash flow generated (used) by operations.

•         Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

o   Analysis: No, these errors do not impact the Company’s consolidated earnings or the earnings reported in the Parent, Guarantor subsidiaries or the Non-guarantor subsidiaries columns and therefore do not impact expectations of the Company.

•         Does the misstatement change a loss into income or vice versa?

o   Analysis: No, these errors do not impact the Company’s consolidated earnings or the earnings reported in the Parent, Guarantor subsidiaries and Non-guarantor subsidiaries columns of the condensed supplemental financial statements.  Further, these errors only impact the presentation of intercompany activity and do not change the consolidated trend in cash flow generated (used) by operations.

•         Does the misstatement concern a segment or other portion of the registrants’ business that has been identified as playing a significant role in the registrants’ operations or profitability?

o   Analysis: No, these errors do not impact the Company’s segments or any other portion of the Company’s business that has been identified as playing a significant role in our operations or profitability.

•         Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

o   Analysis: No, these errors do not impact the Company’s compliance with loan covenants or other contractual requirements.

•         Does the misstatement have the effect of increasing management’s compensation?

o   Analysis: No, these changes in presentation do not impact management’s compensation.

•         Does the misstatement conceal an unlawful transaction?

o   Analysis: No, the errors do not conceal an unlawful transaction.

Other Qualitative Factors

We provide the condensed consolidating information in accordance with the relief provided in Rule 3-10 of Regulation S-X.  Guarantees of securities are securities themselves for purposes of the Securities Act of 1933 and if not for the relief provided pursuant to Rule 3-10 of Regulation S-X, both the issuer and the guarantors would be subject to Section 15(d) of the Exchange Act and required to file Exchange Act periodic report.  In Release No. 33-7878 (the “Release”), the SEC noted that there were circumstances where full Securities Act and Exchange Act disclosure by both the issuer and guarantors may not be useful to an investment decision and, therefore, may not be necessary.  As such, Rule 3-10 of Regulation S-X, was revised in connection with that Release to require the inclusion of condensed consolidating financial information as a condition to omitting the separate financial statements of a subsidiary issuer or subsidiary guarantor, if the relief conditions in Rule 3-10 are met.  The assumption is that there is no need for full financial statements of both the issuer of the guaranteed security and the guarantor when certain conditions are met. The information included in the guarantor footnote is not full financial statements and is designed to provide the reader of the consolidated financial statements information with respect to the guarantors in relation to the consolidated financial statements as a whole.  As noted in the Release, the SEC stressed the importance of cash flow information as significant in assessing the creditworthiness of the issuer and subsidiary guarantor and to assess that information independently from other subsidiaries of the parent and non-guarantors.

The users of the condensed consolidating information are our debt holders.  They are utilizing the information to determine the value of the assets that collateralize their loan and for the cash flows that are generated to support the loan payments.  Therefore, it is our understanding that they consider the Parent and the Guarantor subsidiaries on a combined basis for this information and eliminate intercompany activity to determine what the respective assets, income and cash flows related to their securities that they purchased from the Company.  As stated above, in our dealings with our investors, through discussions with our bondholders and through discussions with our investment bankers, we believe the holders of our debt securities only look to the consolidated results because the Non-Guarantor subsidiaries are immaterial.

We have considered the change to our historical presentation and do not believe that the change, while quantitatively significant in relation to the amounts shown in the guarantor footnote, is material such as to warrant a restatement to the financial statements included in our Form 10-K.  However, due to the matters identified by the Staff, the Company proposes to amend its filing with regards to the condensed consolidating financial statements and will enhance the description of the financial statements to provide additional information to highlight the basis of presentation of the financial statements.

Please contact me ((812) 306-2370) or Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ James M. Kratochvil

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:        Jonathan D. Rich, Chief Executive Officer

            Jeffrey D. Thompson, Chief Legal Officer

            Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz

ATTACHMENT A:

14.  Guarantor and Non-Guarantor Financial Information

The Company has notes outstanding which are fully, jointly, severally, and unconditionally guaranteed by substantially all of Berry’s domestic subsidiaries.  Separate narrative information or financial statements of the guarantor subsidiaries have not been included because they are 100% wholly owned by the parent company and the guarantor subsidiaries unconditionally guarantee such debt on a joint and several basis.  Presented below is condensed consolidating financial information for the parent company, guarantor subsidiaries and non-guarantor subsidiaries.  Our guarantor financial information includes all of our domestic operating subsidiaries and our non-guarantor subsidiaries include our foreign subsidiaries and BP Parallel, LLC, a domestic non-guarantor subsidiary that was established to repurchase debt obligations of the Company and Berry Plastics Group, Inc., the parent company of Berry Plastics Corporation.  These debt repurchases were all made in open market transactions with third parties.  See footnote three and eleven for additional discussion of these transactions.

The Company has revised its basis of presentation for the Guarantor and Non-Guarantor Financial Information from what was initially filed in our Form 10-K on December 19, 2011.

The Company uses the equity method to account for its investment in its subsidiaries.  The revised presentation in our footnotes separates intercompany receivable balance that was previously included in our Parent Company – Investment in Subsidiary line item on the consolidated balance sheet.  The revised presentation also separates the intercompany payable from [the equity line item] of our Guarantor and Non-Guarantor subsidiaries.  There is no stated redemption date on these intercompany advances, so they are recorded as a current asset and a current liability in our consolidated balance sheet.  We have also revised the presentation of our statement of cash flows and reclassified the activity for our Parent Company from Operating Activities to Investing Activities and for our Guarantor and Non-Guarantor subsidiaries from Operating Activities to Investing and Financing Activities.  The principal elimination entries eliminate investments in subsidiaries, intercompany balances and repurchases of debt obligations of Berry Plastics Corporation, by BP Parallel, LLC.

	Condensed Supplemental Consolidated Balance Sheet
	As of Fiscal Year end 2011
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Current Assets:
Cash and cash equivalents	$ 20	$ 5	$ 17	$ -	$ 42
Accounts receivable, net of allowance	80	411	52	-	543
Inventories	98	445	35	-	578
Prepaid expenses and other current assets	72	9	11	-	92
Intercompany receivable	4,016	-	-	(4,016)	-
Total current assets	4,286	870	115	(4,016)	1,255
Property, plant, and equipment, net	129	1,048	73	-	1,250
Intangible assets	207	2,447	52	(2)	2,704
Investment in Subsidiaries	417	-	-	(417)	-
Other assets	-	7	511	(122)	396
Total Assets	$ 5,039	$ 4,372	$ 751	$ (4,557)	$ 5,605

Current liabilities
Accounts payable	$ 98	$ 231	$ 23	$ -	$ 352
Accrued and other current liabilities	147	126	13	(1)	285
Long-term debt-current portion	32	-	2	-	34
Intercompany payable	-	3,956	60	(4,016)	-
Total current liabilities	277	4,313	98	(4,017)	671
Long-term debt	4,688	-	3	(154)	4,537
Deferred tax liabilities	-	194	10	-	204
Other long-term liabilities	68	114	5	-	187
Total long-term liabilities	4,756	308	18	(154)	4,928
Total liabilities	5,033	4,621	116	(4,171)	5,599
Total equity	6	(249)	635	(386)	6
Total Liabilities & Equity	$ 5,039	$ 4,372	$ 751	$ (4,557)	$ 5,605

	Condensed Supplemental Consolidated Balance Sheet
	As of Fiscal Year end 2010
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Current Assets:
Cash and cash equivalents	$ 132	$ 2	$ 14	$ -	$ 148
Accounts receivable, net of allowance	89	341	55	-	485
Inventories	116	430	37	-	583
Prepaid expenses and other current assets	68	15	16	-	99
Intercompany receivable	3,691	-	-	(3,691)	-
Total current assets	4,096	788	122	(3,691)	1,315
Property, plant, and equipment, net	179	894	73	-	1,146
Intangible assets	224	2,595	55	(2)	2,872
Investment in Subsidiaries	429	-	-	(429)	-
Other assets	4	2	373	(82)	297
Total Assets	$ 4,932	$ 4,279	$ 623	$ (4,204)	$ 5,630

Current liabilities
Accounts payable	$ 118	$ 215	$ 29	$ -	$ 362
Accrued and other current liabilities	134	121	16	(1)	270
Long-term debt-current portion	12	17	-	-	29
Intercompany payable	-	3,638	53	(3,691)	-
Total current liabilities	264	3,991	81	(3,692)	661
Long-term debt	4,383	66	7	(111)	4,345
Deferred tax liabilities	-	213	10	-	223
Other long-term liabilities	28	109	7	-	144
Total long-term liabilities	4,411	388	24	(111)	4,712
Total liabilities	4,675	4,379	105	(3,803)	5,373
Total equity	257	(100)	501	(401)	257
Total Liabilities & Equity	$ 4,932	$ 4,279	$ 623	$ (4,204)	$ 5,630

	Condensed Supplemental Consolidated Statement of Operations
	Fiscal 2011
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Net Sales	$ 695	$ 3,503	$ 363	$ -	$ 4,561
Cost of sales	626	2,937	315	-	3,878
Selling, general and administrative expenses	56	295	30	-	381
Restructuring and impairment charges	30	190	1	-	221
Other operating expenses	-	11	28	-	39
Operating income (loss)	(17)	70	(11)	-	42
Other income	62	(1)	-	-	61
Interest expense, net	49	249	(77)	-	221
Equity in net income of subsidiaries	85	-	-	(85)	-
Income (loss) before income tax	(213)	(178)	66	85	(240)
Income tax expense (benefit)	16	(29)	2	-	(11)
Net income (loss)	$ (229)	$ (149)	$ 64	$ 85	$ (229)

	Condensed Supplemental Consolidated Statement of Operations
	Fiscal 2010
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Net Sales	$ 758	$ 3,166	$ 333	$ -	$ 4,257
Cost of sales	709	2,666	292	-	3,667
Selling, general and administrative expenses	63	285	31	-	379
Restructuring and impairment charges	15	24	2	-	41
Other operating expenses	12	17	17	-	46
Operating income (loss)	(41)	174	(9)	-	124
Other income	(19)	-	-	-	(19)
Interest expense, net	54	229	(51)	-	232
Equity in net income of subsidiaries	-	-	-	-	-
Income (loss) before income tax	(76)	(55)	42	-	(89)
Income tax expense (benefit)	(8)	(17)	4	-	(21)
Net income (loss)	$ (68)	$ (38)	$ 38	$ -	$ (68)

	Condensed Supplemental Consolidated Statement of Operations
	Fiscal 2009
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Net Sales	$ 736	$ 2,252	$ 199	$ -	$ 3,187
Cost of sales	670	1,802	169	-	2,641
Selling, general and administrative expenses	75	230	20	-	325
Restructuring and impairment charges	4	-	7	-	11
Other operating expenses	5	15	4	-	24
Operating income (loss)	(18)	205	(1)	-	186
Other income	(37)	6	-	-	(31)
Interest expense, net	60	186	(1)	-	245
Equity in net income of subsidiaries	(21)	-	-	21	-
Income (loss) before income tax	(20)	13	-	(21)	(28)
Income tax expense (benefit)	2	(12)	4		(6)
Net income (loss) from continuing operations	(22)	25	(4)	(21)	(22)
Discontinued operations	(4)	-	-	-	(4)
Net income (loss)	$ (26)	$ 25	$ (4)	$ (21)	$ (26)

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2011
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Cash Flow from Operating Activities	$ 15	$ 322	$ (17)	$ -	$ 320
					-
Cash Flow from Investing					-
Additions to property, plant and equipment	(16)	(138)	(6)	-	(160)
Proceeds from disposal of assets	-	5	-	-	5
Investment in Berry Group debt securities	-	-	-	-	-
(Contributions) distributions to/from subsidiaries	(39)	-	-	39	-
Intercompany advances (repayments)	166	-	-	(166)	-
Investment in Berry Plastics debt securities	-	-	(39)	39	-
Acquisition of business net of cash acquired	(368)	-	-	-	(368)
Net cash used in investing activities	(257)	(133)	(45)	(88)	(523)

Cash Flow from Financing
Proceeds from issuance of long-term debt	995	-	-	-	995
Equity contributions (redemptions)	(1)	-	-	-	(1)
Repayment of long-term debt	(841)	-	-	(39)	(880)
Changes in intercompany balances	-	(186)	20	166	-
Contribution from Parent	-	-	39	(39)	-
Deferred financing costs	(23)	-	-	-	(23)
Net cash provided by financing activities	130	(186)	59	88	91

Net increase (decrease) in cash	(112)	3	(3)	-	(112)
Cash at beginning of period	132	2	14	-	148
Cash at end of period	$ 20	$ 5	$ 17	$ -	$ 42

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2010
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Cash Flow from Operating Activities	$ 37	$ 100	$ (25)	$ -	$ 112

Cash Flow from Investing
Additions to property, plant and equipment	(61)	(150)	(12)	-	(223)
Proceeds from disposal of assets	-	29	-	-	29
Investment in Berry Group debt securities	-	-	(25)	-	(25)
(Contributions) distributions to/from subsidiaries	(81)	-	-	81	-
Intercompany advances (repayments)	(71)	-	-	71	-
Investment in Berry Plastics debt securities	-	-	(56)	56	-
Acquisition of business net of cash acquired	(658)	-	-	-	(658)
Net cash used in investing activities	(871)	(121)	(93)	208	(877)

Cash Flow from Financing
Proceeds from issuance of long-term debt	1,097	-	-	-	1,097
Equity contributions (redemptions)	(3)	-		-	(3)

Repayment of long-term debt	(97)	-	-	(56)	(153)
Changes in intercompany balances	-	23	48	(71)	-
Contribution from Parent	-	-	81	(81)	-
Deferred financing costs	(38)	-	-	-	(38)
Net cash provided by financing activities	959	23	129	(208)	903

Net increase (decrease) in cash	125	2	11	-	138
Cash at beginning of period	7	-	3	-	10
Cash at end of period	$ 132	$ 2	$ 14	$ -	$ 148

	Condensed Supplemental Consolidated Statement of Cash Flows
	Fiscal 2009
	In millions

	Parent	Guarantor	Non-Guarantor	Eliminations	Total
Cash Flow from Operating Activities	$ 89	$ 317	$ 8	$ -	$ 414

Cash Flow from Investing
Additions to property, plant and equipment	(47)	(143)	(4)	-	(194)
Proceeds from disposal of assets	-	1	3	-	4
Investment in Berry Group debt securities	-	-	(169)	-	(169)
(Contributions) distributions to/from subsidiaries	(190)	-	-	190	-
Intercompany advances (repayments)	199	-	-	(199)	-
Investment in Berry Plastics debt securities	-	-	(21)	21	-
Acquisition of business net of cash acquired	(5)	-	-	-	(5)
Net cash used in investing activities	(43)	(142)	(191)	-	(364)

Cash Flow from Financing
Proceeds from issuance of long-term debt	-	-	4	-	4
Equity contributions (redemptions)	-	-	-	-	-
Repayment of long-term debt	(211)	-	(1)	(21)	(233)
Changes in intercompany balances	-	(184)	(15)	199	-
Contribution from Parent	-	-	190	(190)	-
Deferred financing costs	(1)	-	-	-	(1)
Net cash provided by financing activities	(212)	(184)	178	(12)	(230)

Net increase (decrease) in cash	(166)	(9)	(5)	-	(180)
Cash at beginning of period	173	9	8	-	190
Cash at end of period	$ 7	$ -	$ 3	$ -	$ 10